Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101
Tel: (626) 585-5920
Fax: (626) 585-5929



January 6, 2004


TO HOLDERS OF UNITS OF
URBAN IMPROVEMENT FUND LIMITED - 1973

         Re:      Offer to Purchase Units for $650 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 1,180 Units of limited partnership interests in Urban Improvement Fund Limited - 1973 (the "Partnership") at a cash purchase price of $650 per Unit, without interest, less the amount of distributions made to you after the date of the Offer. No transfer fees will be deducted - the Purchaser will pay any such fee.

         Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer price is, effectively, $150 per Unit higher than highest prior offer for Units of which Purchaser is aware, made March 10, 2003, based on the offers that Purchaser has received as an existing limited partner in the Partnership and a review of public SEC filings, after considering the distribution of over $74 of net sales proceeds that the Partnership made after such prior offer.

     o The Offer price exceeds by at least $210 per Unit (47%) the average price per unit for trades of Partnership interests over the last 12 months, as reported by Partnership Spectrum, an independent industry publication.

     o The Partnership will not be required to terminate before December 31, 2014, and could be extended into 2020, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution under the Partnership's limited partnership agreement, according to the Partnership Agreement.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on February 6, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                          Very truly yours,

                                          EVEREST PROPERTIES II, LLC